Exhibit 99.1 Reference Form 2017 Itaú Unibanco Holding S.A.Exhibit 99.1 Reference Form 2017 Itaú Unibanco Holding S.A.

Exhibit 99.1 Historical resubmission Version Reasons for resubmission Date of update Update in items 4.3, 4.4, 5.1, 7.2, 7.3, 7.5, 12.5/6, 12.7/8, V2 06/25/2018 12.12 and 13.11. Update in items 3.1 and 11.1. V3 07/30/2018 Update in items 15.3, 17.1, 17.2, 17.3, 17.4 and 17.5. V4 08/06/2018 Update in items 4.3, 10.3 and 15.7 V5 08/21/2018 Update in items 12.5/12.6 and 12.12 V6 09/11/2018 Update in items 8.2, 10.3b, 11.1, 12.5/12.6, 12.7/8 and V7 10/29/2018 12.12. Update in item 17.5. V8 11/12/2018 Update in itens 12.5/6, 12.12, 15.1/15.2, 15.3, 15.4, 15.8, V9 12/05/2018 19.2 and 19.3. Update in itens 12.5/6 and 12.12. V10 12/20/2018 Update in itens 12.5/6, 12.7/8 and 12.12 V11 01/10/2019 Update in itens 11.1, 11.2, 12.5/12.6, 12.7/12.8 and 12.12 V12 02/04/2019 Update in itens 12.5/6 and 12.7/8 V13 04/18/2019 Update in item 4.3. V14 04/23/2019 Exhibit 99.1 Historical resubmission Version Reasons for resubmission Date of update Update in items 4.3, 4.4, 5.1, 7.2, 7.3, 7.5, 12.5/6, 12.7/8, V2 06/25/2018 12.12 and 13.11. Update in items 3.1 and 11.1. V3 07/30/2018 Update in items 15.3, 17.1, 17.2, 17.3, 17.4 and 17.5. V4 08/06/2018 Update in items 4.3, 10.3 and 15.7 V5 08/21/2018 Update in items 12.5/12.6 and 12.12 V6 09/11/2018 Update in items 8.2, 10.3b, 11.1, 12.5/12.6, 12.7/8 and V7 10/29/2018 12.12. Update in item 17.5. V8 11/12/2018 Update in itens 12.5/6, 12.12, 15.1/15.2, 15.3, 15.4, 15.8, V9 12/05/2018 19.2 and 19.3. Update in itens 12.5/6 and 12.12. V10 12/20/2018 Update in itens 12.5/6, 12.7/8 and 12.12 V11 01/10/2019 Update in itens 11.1, 11.2, 12.5/12.6, 12.7/12.8 and 12.12 V12 02/04/2019 Update in itens 12.5/6 and 12.7/8 V13 04/18/2019 Update in item 4.3. V14 04/23/2019

Exhibit 99.1 4.3. Describe the legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the issuer or its subsidiaries, indicating: For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$740 million, which represents 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$148,006 million on December 31, 2017). Civil, tax, and labor contingencies are provided for whenever a loss is assessed as probable. Provisions are also recorded, irrespective of the event of an unfavorable outcome to the company, for those cases of tax contingencies in which the outcome of the case is dependent on the recognition of unconstitutionality of the legislation in force. Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or legal contingencies will not have a material adverse effect on our business, financial position or results. Civil Proceedings Case No. 2007.51.01.001894-7 nd a. Court: 22 Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro) b. Jurisdiction: Appellate Court – Court of Appeals of the State of Rio de Janeiro c. Filing date: 02.05.2007 d. Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia. de Capital Aberto) vs. Banco Banerj S.A. “Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro and Central Bank of Brazil. e. Amounts, assets or rights involved: R$4,741,452,260.00 (originally claimed amount) f. main facts: This public-interest civil action filed by the Association of Minority Shareholders of Publicly-Held Companies against Banco do Estado do Rio de Janeiro – BERJ, the State of Rio de Janeiro, the Central Bank of Brazil, and Banco Banerj S.A. is aimed at annulling a series of acts carried out under the scope of the special administration regime and the extrajudicial liquidation of Banco do Estado do Rio de Janeiro, as well as at getting a refund for alleged financial losses arising from these acts accordingly. The case was dismissed without prejudice, as set forth by Article 267, IV, of the Code of Civil Procedure (CPC). The appeal filed by the plaintiff was denied. The motion for clarification filed by the Association of Minority Shareholders was denied. The special appeal filed by the Association of Minority Shareholders was denied, and subsequently this party filed an interlocutory appeal, against which the Bank submitted an appellee’s brief, which is pending trial. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – State of Rio de Janeiro – to the former Banerj. Exhibit 99.1 4.3. Describe the legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the issuer or its subsidiaries, indicating: For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$740 million, which represents 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$148,006 million on December 31, 2017). Civil, tax, and labor contingencies are provided for whenever a loss is assessed as probable. Provisions are also recorded, irrespective of the event of an unfavorable outcome to the company, for those cases of tax contingencies in which the outcome of the case is dependent on the recognition of unconstitutionality of the legislation in force. Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or legal contingencies will not have a material adverse effect on our business, financial position or results. Civil Proceedings Case No. 2007.51.01.001894-7 nd a. Court: 22 Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro) b. Jurisdiction: Appellate Court – Court of Appeals of the State of Rio de Janeiro c. Filing date: 02.05.2007 d. Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia. de Capital Aberto) vs. Banco Banerj S.A. “Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro and Central Bank of Brazil. e. Amounts, assets or rights involved: R$4,741,452,260.00 (originally claimed amount) f. main facts: This public-interest civil action filed by the Association of Minority Shareholders of Publicly-Held Companies against Banco do Estado do Rio de Janeiro – BERJ, the State of Rio de Janeiro, the Central Bank of Brazil, and Banco Banerj S.A. is aimed at annulling a series of acts carried out under the scope of the special administration regime and the extrajudicial liquidation of Banco do Estado do Rio de Janeiro, as well as at getting a refund for alleged financial losses arising from these acts accordingly. The case was dismissed without prejudice, as set forth by Article 267, IV, of the Code of Civil Procedure (CPC). The appeal filed by the plaintiff was denied. The motion for clarification filed by the Association of Minority Shareholders was denied. The special appeal filed by the Association of Minority Shareholders was denied, and subsequently this party filed an interlocutory appeal, against which the Bank submitted an appellee’s brief, which is pending trial. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – State of Rio de Janeiro – to the former Banerj.

Exhibit 99.1 Case No. 2005.70.00.027997-3 th a. Court: 6 Federal Lower Court - Curitiba - State of Paraná b. Jurisdiction: Federal Supreme Court (STF) c. Filing date: 10.13.2005 d. Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount) f. Main facts: The plaintiffs require indemnity for damage allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent banks. Proceedings were suspended. We were served with notice to submit closing arguments on March 14, 2018. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits. Case No. 2000.51.01.030509-7 nd a. Court: 2 Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro) nd b. Jurisdiction: Federal Regional Court (TRF) of the 2 Region c. Filing date: 11.21.2000 d. Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro, and Caixa Econômica Federal. e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). f. Main facts: This is a public-interest civil action involving aspects of Banerj's privatization process. The so called B Account (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before privatization. In these proceedings, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of said amount to the “B Account”, as well as the joint obligation of the defendants to refund amounts unduly withdrawn through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account. Exhibit 99.1 Case No. 2005.70.00.027997-3 th a. Court: 6 Federal Lower Court - Curitiba - State of Paraná b. Jurisdiction: Federal Supreme Court (STF) c. Filing date: 10.13.2005 d. Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount) f. Main facts: The plaintiffs require indemnity for damage allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent banks. Proceedings were suspended. We were served with notice to submit closing arguments on March 14, 2018. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits. Case No. 2000.51.01.030509-7 nd a. Court: 2 Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro) nd b. Jurisdiction: Federal Regional Court (TRF) of the 2 Region c. Filing date: 11.21.2000 d. Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro, and Caixa Econômica Federal. e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). f. Main facts: This is a public-interest civil action involving aspects of Banerj's privatization process. The so called B Account (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before privatization. In these proceedings, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of said amount to the “B Account”, as well as the joint obligation of the defendants to refund amounts unduly withdrawn through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account.

Exhibit 99.1 Case No. 2003.51.01.028514-2 nd a. Court: 2 Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro) nd b. Jurisdiction: Federal Regional Court (TRF) of the 2 Region c. Filing date: 12.05.2003 d. Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro, and Labor Public Prosecution Office vs. Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”), Mr. Gilberto Carlos Frizão, Mr. Manuel Antonio Granado, and Mr. Otávio Aldo Ronco. e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). f. Main facts: This is public-interest civil action based on alleged administrative improbity involving aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this proceeding, plaintiffs claim that there was undue withdrawals of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they seek any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and also seek an award for damage against the defendants for the amounts unduly withdrawn under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the defendants. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”. Case No. 0003056-02.2003.8.26.0272 nd a. Court: 2 Civil Court of Itapira - State of São Paulo b. Jurisdiction: Court of Justice of the State of São Paulo (TJSP) c. Filing date: 08/06/2003 d. Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco e. Amounts, assets or rights involved: R$8,575,468,355.88 (March 2019) f. Main facts: Lawsuit to review current account, loan and renegotiation agreements, in which the bank was convicted in the first instance to exclude interest capitalization and refund over-collected amounts, adjusted including interest in the same proportion as it was charged by the bank. Regarding the calculation of the liquid amount, the lower court, which considers the capitalized interest criterion, approved the amount of approximately R$7.6 billion to be reimbursed to the plaintiff. The Court of Justice of the State of São Paulo (TJSP) reformed the decision and excluded the capitalization, reducing the amount of the conviction. g. Chance of loss: Probable (R$ 3,951,554.02) and Remote (R$ 8,571,516,801.86) h. Analysis of impact in the event of an unfavorable decision: The probable risk of loss is R$3.9 million. Tax Claims Case No. 0204699-55.0500.8.26.0090 (204.699/05) a. Court: Municipal Tax Foreclosures of São Paulo b. Jurisdiction: Lower Court – Municipal Tax Foreclosures Lower Court of São Paulo c. Filing date: 11.30.2005 d. Parties to the proceedings: City of São Paulo x Banco Itauleasing S/A (current corporate name of Cia Itauleasing de Arrendamento Mercantil) e. Amounts, assets or rights involved: R$2,764,494,603.11 (December 2017) f. Main facts: Tax foreclosure filed by the City of São Paulo for the collection of service tax (ISS) on lease operations. The motion to stay execution filed by the Bank, which challenges the place where the service was provided, the calculation basis, and the fact that amounts due were paid to the municipality in which the Exhibit 99.1 Case No. 2003.51.01.028514-2 nd a. Court: 2 Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro) nd b. Jurisdiction: Federal Regional Court (TRF) of the 2 Region c. Filing date: 12.05.2003 d. Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro, and Labor Public Prosecution Office vs. Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”), Mr. Gilberto Carlos Frizão, Mr. Manuel Antonio Granado, and Mr. Otávio Aldo Ronco. e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). f. Main facts: This is public-interest civil action based on alleged administrative improbity involving aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this proceeding, plaintiffs claim that there was undue withdrawals of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they seek any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and also seek an award for damage against the defendants for the amounts unduly withdrawn under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the defendants. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”. Case No. 0003056-02.2003.8.26.0272 nd a. Court: 2 Civil Court of Itapira - State of São Paulo b. Jurisdiction: Court of Justice of the State of São Paulo (TJSP) c. Filing date: 08/06/2003 d. Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco e. Amounts, assets or rights involved: R$8,575,468,355.88 (March 2019) f. Main facts: Lawsuit to review current account, loan and renegotiation agreements, in which the bank was convicted in the first instance to exclude interest capitalization and refund over-collected amounts, adjusted including interest in the same proportion as it was charged by the bank. Regarding the calculation of the liquid amount, the lower court, which considers the capitalized interest criterion, approved the amount of approximately R$7.6 billion to be reimbursed to the plaintiff. The Court of Justice of the State of São Paulo (TJSP) reformed the decision and excluded the capitalization, reducing the amount of the conviction. g. Chance of loss: Probable (R$ 3,951,554.02) and Remote (R$ 8,571,516,801.86) h. Analysis of impact in the event of an unfavorable decision: The probable risk of loss is R$3.9 million. Tax Claims Case No. 0204699-55.0500.8.26.0090 (204.699/05) a. Court: Municipal Tax Foreclosures of São Paulo b. Jurisdiction: Lower Court – Municipal Tax Foreclosures Lower Court of São Paulo c. Filing date: 11.30.2005 d. Parties to the proceedings: City of São Paulo x Banco Itauleasing S/A (current corporate name of Cia Itauleasing de Arrendamento Mercantil) e. Amounts, assets or rights involved: R$2,764,494,603.11 (December 2017) f. Main facts: Tax foreclosure filed by the City of São Paulo for the collection of service tax (ISS) on lease operations. The motion to stay execution filed by the Bank, which challenges the place where the service was provided, the calculation basis, and the fact that amounts due were paid to the municipality in which the

Exhibit 99.1 Bank has its head office (municipality of Poá/State of São Paulo), was denied. The Court of Justice of the State of São Paulo (TJSP) granted the appeal filed by the Bank to annul the appealed judgment due to alleged curtailment of the right to defend itself. The case was remanded to the original court so that the expert evidence required by the Bank is produced, and a new judgment is rendered. The production of expert evidence was started. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Payment of the amount challenged. Case No. 16327.721830/2011-92 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12.28.2011 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Cia. Securitizadora de Créditos Financeiros e. Amounts, assets or rights involved: R$1,307,935,680.37 (December 2017) f. Main facts: It requires the collection of IRPJ and CSLL payable for calendar year 2007, upon the acquisition, of the difference between the credit face value and its acquisition cost. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721481/2012-90 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12.14.2012 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$856,455,834.84 (December 2017) f. Main facts: Tax assessment notice by social security authorities regarding the amount of profit sharing and bonus paid to employees from January 2007 to December 2008, and amounts of workers compensation insurance and contribution for third parties (education allowance). On June 14, 2016, the voluntary appeal was tried on the CARF. The motion for clarification filed by the Office of the General Counsel to the National Treasury (PGFN) was granted, in connection with the preemptive period for collection of a fine due to the non-performance of accessory obligation. The appellate decision is awaiting notice. We were served with notice of the appellate decision. A special appeal filed by the bank is pending trial. g. Chance of loss: Remote (R$346,070,543.33), Possible (R$377,784,719.25), and Probable (R$132,600,572.26) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720.550/2014-18 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 06.26.2014 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,206,526,339.12 (December 2017) f. Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing and bonus in 2009 and 2010. On June 14, 2016, the case was placed for trial docket on CARF, which decided to postpone trial to produce more evidence in connection with the periods under notification. The case returned to CARF after the end of the evidence production period. g. Chance of loss: Possible (R$960,332,057.46), and Probable (R$246,194,281.66) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721108/2014-09 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12.05.2014 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,174,642,180.01 (December 2017) Exhibit 99.1 Bank has its head office (municipality of Poá/State of São Paulo), was denied. The Court of Justice of the State of São Paulo (TJSP) granted the appeal filed by the Bank to annul the appealed judgment due to alleged curtailment of the right to defend itself. The case was remanded to the original court so that the expert evidence required by the Bank is produced, and a new judgment is rendered. The production of expert evidence was started. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Payment of the amount challenged. Case No. 16327.721830/2011-92 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12.28.2011 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Cia. Securitizadora de Créditos Financeiros e. Amounts, assets or rights involved: R$1,307,935,680.37 (December 2017) f. Main facts: It requires the collection of IRPJ and CSLL payable for calendar year 2007, upon the acquisition, of the difference between the credit face value and its acquisition cost. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721481/2012-90 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12.14.2012 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$856,455,834.84 (December 2017) f. Main facts: Tax assessment notice by social security authorities regarding the amount of profit sharing and bonus paid to employees from January 2007 to December 2008, and amounts of workers compensation insurance and contribution for third parties (education allowance). On June 14, 2016, the voluntary appeal was tried on the CARF. The motion for clarification filed by the Office of the General Counsel to the National Treasury (PGFN) was granted, in connection with the preemptive period for collection of a fine due to the non-performance of accessory obligation. The appellate decision is awaiting notice. We were served with notice of the appellate decision. A special appeal filed by the bank is pending trial. g. Chance of loss: Remote (R$346,070,543.33), Possible (R$377,784,719.25), and Probable (R$132,600,572.26) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720.550/2014-18 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 06.26.2014 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,206,526,339.12 (December 2017) f. Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing and bonus in 2009 and 2010. On June 14, 2016, the case was placed for trial docket on CARF, which decided to postpone trial to produce more evidence in connection with the periods under notification. The case returned to CARF after the end of the evidence production period. g. Chance of loss: Possible (R$960,332,057.46), and Probable (R$246,194,281.66) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721108/2014-09 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12.05.2014 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,174,642,180.01 (December 2017)

Exhibit 99.1 f. Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds that a portion of the goodwill earned on the Itaú Unibanco merger operation would have been incorrectly amortized on a fiscal basis. A separate fine is being levied due to the non-payment of monthly estimated amounts. We are awaiting to be served with a notice of the appellate decision that denied the voluntary appeals filed against the unfavorable decision by the Judge of the Federal Revenue Office (DRJ). g. Chance of loss: Remote (R$178,524,934.95), and Possible (R$996,117,245.06) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721149/2015-78 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12/22/2015 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,373,860,961.46 (December 2017) f. Main facts: Tax assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from calendar years 2010, 2011, and 2012, in view of the disallowance of operating expenses (expenses on interbank deposits related to investments in ID/fixed income made by Unibanco, which funds invested derived from the full subscription of the capital stock increased by Itaú). We are awaiting to be served with a notice of the ruling that denied the voluntary appeal filed against the unfavorable decision by the DRJ. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721095/2015-41 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12/04/2015 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$835,757,562.31 (December 2017) f. Main facts: Tax assessment notice requiring the collection of IRPJ, CSLL, PIS, and COFINS related to the periods of 12.31.2010, 12.31.2011, and 12.31.2012, in view of Itaú Unibanco S/A not recognizing as taxable income the interest on income amounts distributed to Itaú Unibanco Holding by Banco Itaucard S/A and Itaú Corretora de Valores S/A. The voluntary appeal filed by the company was unanimously granted, and the appellate decision is awaiting to be served. g. Chance of loss: Remote (R$673,103,854.92), and Possible (R$162,653,707.38) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720680/2013-61 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date:06/25/2013 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A e. Amounts, assets or rights involved: R$26,613,452,728.57 (December 2017) f. Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from fiscal year 2008, resulting from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. on April 10, 2017, CARF rendered a decision favorable to the Company, cancelling the tax assessment notice. After this favorable decision to the taxpayer, the Federal Government has filed an appeal to the Superior Administrative Court of Federal Tax Appeals (CSRF), which was granted. Itaú Unibanco has then filed a Writ of Mandamus so that the final and unappealable judgment of the decision issued on April 2017 be recognized, since the Special Appeal filed by the Federal Government could not be granted, as the ruling had already been favorable to the petitioner. The Federal Government has again filed an appeal and the decision issued on August 13, 2018 has suspended the judgment favorable to Itaú Unibanco, which implies the possibility that CARF may docket the Special Appeal for trial. The Company has filed an interlocutory appeal against this decision to the Federal Regional Court of the 1st Region, which is pending trial. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Exhibit 99.1 f. Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds that a portion of the goodwill earned on the Itaú Unibanco merger operation would have been incorrectly amortized on a fiscal basis. A separate fine is being levied due to the non-payment of monthly estimated amounts. We are awaiting to be served with a notice of the appellate decision that denied the voluntary appeals filed against the unfavorable decision by the Judge of the Federal Revenue Office (DRJ). g. Chance of loss: Remote (R$178,524,934.95), and Possible (R$996,117,245.06) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721149/2015-78 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12/22/2015 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,373,860,961.46 (December 2017) f. Main facts: Tax assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from calendar years 2010, 2011, and 2012, in view of the disallowance of operating expenses (expenses on interbank deposits related to investments in ID/fixed income made by Unibanco, which funds invested derived from the full subscription of the capital stock increased by Itaú). We are awaiting to be served with a notice of the ruling that denied the voluntary appeal filed against the unfavorable decision by the DRJ. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721095/2015-41 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12/04/2015 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$835,757,562.31 (December 2017) f. Main facts: Tax assessment notice requiring the collection of IRPJ, CSLL, PIS, and COFINS related to the periods of 12.31.2010, 12.31.2011, and 12.31.2012, in view of Itaú Unibanco S/A not recognizing as taxable income the interest on income amounts distributed to Itaú Unibanco Holding by Banco Itaucard S/A and Itaú Corretora de Valores S/A. The voluntary appeal filed by the company was unanimously granted, and the appellate decision is awaiting to be served. g. Chance of loss: Remote (R$673,103,854.92), and Possible (R$162,653,707.38) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720680/2013-61 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date:06/25/2013 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A e. Amounts, assets or rights involved: R$26,613,452,728.57 (December 2017) f. Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from fiscal year 2008, resulting from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. on April 10, 2017, CARF rendered a decision favorable to the Company, cancelling the tax assessment notice. After this favorable decision to the taxpayer, the Federal Government has filed an appeal to the Superior Administrative Court of Federal Tax Appeals (CSRF), which was granted. Itaú Unibanco has then filed a Writ of Mandamus so that the final and unappealable judgment of the decision issued on April 2017 be recognized, since the Special Appeal filed by the Federal Government could not be granted, as the ruling had already been favorable to the petitioner. The Federal Government has again filed an appeal and the decision issued on August 13, 2018 has suspended the judgment favorable to Itaú Unibanco, which implies the possibility that CARF may docket the Special Appeal for trial. The Company has filed an interlocutory appeal against this decision to the Federal Regional Court of the 1st Region, which is pending trial. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Exhibit 99.1 Case No. 16327.721300/2013-14 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date:11.14.2013 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$2,694,401,902.53 (December 2017) f. Main facts: Collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) required for alleged capital gain arising from the Itaú and Unibanco merger process. voluntary appeal was filed by the taxpayer, which was dismissed by the CARF. The special appeal filed by the Company before the Higher Chamber of Tax Appeals (CSRF) is currently pending trial. A special appeal filed is pending trial. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720411/2017-29 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Lower Court – Judge of the Federal Revenue Service c. Filing date: 05.30.2017 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itauleasing S/A e. Amounts, assets or rights involved: R$821,107,594.38 (December 2017) f. Main facts: Tax assessment notice in connection with PIS/Cofins driven by alleged lack of taxation on the economic-financial result of leasing operations carried out and closed in 2012 and 2013, with a 150% fine levied on credits determined, due to the alleged fraud committed in successive acts that place these results under the exemption range of PIS/COFINS according to Article 3 of paragraph 2 of Law No. 9,718/98. The related objection filed is pending trial. g. Chance of loss: Remote (R$86,651,481.47) and Possible (R$734,456,112.91) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 2008.61.00.014763-1 th a. Court: 11 Lower Civil Court of the Federal Justice of São Paulo rd b. Jurisdiction: Appellate Court - Federal Regional Court of the 3 Region c. Filing date: 06.23.2008 d. Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil and Others vs. the Officer of the Financial Institutions of the State of São Paulo e. Amounts, assets or rights involved: R$1,289,013,601.88 (December 2017) f. Main facts: Preliminary injunction filed requiring the suspension of the enforceable increase to 15% from 9% to be levied on the plaintiffs, introduced by Provisional Measure (MP) 413/2008. Preliminary injunction denied. The case was dismissed. The appeal is awaiting trial. g. Chance of loss: Probable h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Labor Claims Case No. 00447000320085020066 th a. Court: 66 Labor Lower Court of São Paulo (Barra Funda) b. Jurisdiction: Superior Labor Court (TST) c. Filing date: 02.28.2008 d. Parties to the proceedings: A. K. A.S. vs. Itaú Unibanco S.A e. Amounts, assets or rights involved: R$5,063,407,229.34 (December 2017) f. Main facts: This refers to a labor claim with an unfavorable first ruling by the Regional Labor Court (TRT) against the defendant, with respect to the payment of overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, Exhibit 99.1 Case No. 16327.721300/2013-14 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF) c. Filing date:11.14.2013 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$2,694,401,902.53 (December 2017) f. Main facts: Collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) required for alleged capital gain arising from the Itaú and Unibanco merger process. voluntary appeal was filed by the taxpayer, which was dismissed by the CARF. The special appeal filed by the Company before the Higher Chamber of Tax Appeals (CSRF) is currently pending trial. A special appeal filed is pending trial. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720411/2017-29 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Lower Court – Judge of the Federal Revenue Service c. Filing date: 05.30.2017 d. Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itauleasing S/A e. Amounts, assets or rights involved: R$821,107,594.38 (December 2017) f. Main facts: Tax assessment notice in connection with PIS/Cofins driven by alleged lack of taxation on the economic-financial result of leasing operations carried out and closed in 2012 and 2013, with a 150% fine levied on credits determined, due to the alleged fraud committed in successive acts that place these results under the exemption range of PIS/COFINS according to Article 3 of paragraph 2 of Law No. 9,718/98. The related objection filed is pending trial. g. Chance of loss: Remote (R$86,651,481.47) and Possible (R$734,456,112.91) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 2008.61.00.014763-1 th a. Court: 11 Lower Civil Court of the Federal Justice of São Paulo rd b. Jurisdiction: Appellate Court - Federal Regional Court of the 3 Region c. Filing date: 06.23.2008 d. Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil and Others vs. the Officer of the Financial Institutions of the State of São Paulo e. Amounts, assets or rights involved: R$1,289,013,601.88 (December 2017) f. Main facts: Preliminary injunction filed requiring the suspension of the enforceable increase to 15% from 9% to be levied on the plaintiffs, introduced by Provisional Measure (MP) 413/2008. Preliminary injunction denied. The case was dismissed. The appeal is awaiting trial. g. Chance of loss: Probable h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Labor Claims Case No. 00447000320085020066 th a. Court: 66 Labor Lower Court of São Paulo (Barra Funda) b. Jurisdiction: Superior Labor Court (TST) c. Filing date: 02.28.2008 d. Parties to the proceedings: A. K. A.S. vs. Itaú Unibanco S.A e. Amounts, assets or rights involved: R$5,063,407,229.34 (December 2017) f. Main facts: This refers to a labor claim with an unfavorable first ruling by the Regional Labor Court (TRT) against the defendant, with respect to the payment of overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST,

Exhibit 99.1 which bar this method of adjustment. Proceedings are suspended at the TST, since the appeal filed is awaiting trial (effect of decision on paid weekly rest – Case law guidance 394). g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 02329008220095020381 st a. Court: 1 Labor Lower Court of Osasco (State of São Paulo) b. Jurisdiction: Superior Labor Court (TST) c. Filing date:11.30.2009 d. Parties to the proceedings: A. P.S.B. vs. Itaú Unibanco S.A and Itaú Vida e Previdência e. Amounts, assets or rights involved: R$18,239,715,867.37 (December 2017) f. Main facts: This refers to a labor claim with a final adverse judgment by the Regional Labor Court (TRT) against the defendant to pay overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment. A motion to set aside judgment filed by the bank was granted by the TRT. The plaintiff filed an ordinary appeal on the TST, which was denied, upholding the dismissal of judgment against the plaintiffs for malicious prosecution and attorney’s fees and court costs. The motion for clarification filed by the plaintiff was denied. The plaintiff filed extraordinary appeal to the Federal Supreme Court (STF). We filed appellee’s brief. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Administrative Proceeding Case No. 08700.008182/2016-57 a. Court: Administrative Council for Economic Defense (CADE) b. Jurisdiction: Administrative Lower Court – General Superintendency of the Administrative Council for Economic Defense (CADE) c. Filing date: December 8, 2016, as published in the Official Gazette of the Federal Government. d. Parties to the proceedings: CADE “ex oficio” vs. Banco Itaú BBA S.A and others. e. Amounts, assets or rights involved: According to Law No. 12,529/11, Article 37, item I, any violation to the economic order will subject the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of the gross revenues of the company, group or conglomerate, earned in the year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained, whenever such calculation is possible. On the grounds of lack of definition of the applicable calculation basis, as well as of the significantly wide range of percentages applicable, it will not be possible to calculate the fine amounts in the event of an unfavorable decision. f. Main facts: Administrative proceeding filed to investigate an alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Real). These presumed anticompetitive conducts would have been engaged mainly in the FX spot and the futures (derivatives) markets in Brazil by financial institutions (including Banco Itaú BBA S.A.) and individuals located in Brazil. The defense was timely filed on 01.08.2018. g. Chance of loss: Possible h. Analysis of impact in the event of an unfavorable decision: Payment of the fine amount. Arbitration proceedings The Issuer is not a party to any arbitration proceedings in progress at December 31, 2017 that are significant in terms of the matters or amounts involved. 4.3.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.3 The total amount provided for the tax claims described in item 4.3 is R$1,667,808,455.80. No provision is recognized for civil and labor lawsuits since their likelihood of loss is classified as possible or remote. Exhibit 99.1 which bar this method of adjustment. Proceedings are suspended at the TST, since the appeal filed is awaiting trial (effect of decision on paid weekly rest – Case law guidance 394). g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 02329008220095020381 st a. Court: 1 Labor Lower Court of Osasco (State of São Paulo) b. Jurisdiction: Superior Labor Court (TST) c. Filing date:11.30.2009 d. Parties to the proceedings: A. P.S.B. vs. Itaú Unibanco S.A and Itaú Vida e Previdência e. Amounts, assets or rights involved: R$18,239,715,867.37 (December 2017) f. Main facts: This refers to a labor claim with a final adverse judgment by the Regional Labor Court (TRT) against the defendant to pay overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment. A motion to set aside judgment filed by the bank was granted by the TRT. The plaintiff filed an ordinary appeal on the TST, which was denied, upholding the dismissal of judgment against the plaintiffs for malicious prosecution and attorney’s fees and court costs. The motion for clarification filed by the plaintiff was denied. The plaintiff filed extraordinary appeal to the Federal Supreme Court (STF). We filed appellee’s brief. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Administrative Proceeding Case No. 08700.008182/2016-57 a. Court: Administrative Council for Economic Defense (CADE) b. Jurisdiction: Administrative Lower Court – General Superintendency of the Administrative Council for Economic Defense (CADE) c. Filing date: December 8, 2016, as published in the Official Gazette of the Federal Government. d. Parties to the proceedings: CADE “ex oficio” vs. Banco Itaú BBA S.A and others. e. Amounts, assets or rights involved: According to Law No. 12,529/11, Article 37, item I, any violation to the economic order will subject the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of the gross revenues of the company, group or conglomerate, earned in the year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained, whenever such calculation is possible. On the grounds of lack of definition of the applicable calculation basis, as well as of the significantly wide range of percentages applicable, it will not be possible to calculate the fine amounts in the event of an unfavorable decision. f. Main facts: Administrative proceeding filed to investigate an alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Real). These presumed anticompetitive conducts would have been engaged mainly in the FX spot and the futures (derivatives) markets in Brazil by financial institutions (including Banco Itaú BBA S.A.) and individuals located in Brazil. The defense was timely filed on 01.08.2018. g. Chance of loss: Possible h. Analysis of impact in the event of an unfavorable decision: Payment of the fine amount. Arbitration proceedings The Issuer is not a party to any arbitration proceedings in progress at December 31, 2017 that are significant in terms of the matters or amounts involved. 4.3.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.3 The total amount provided for the tax claims described in item 4.3 is R$1,667,808,455.80. No provision is recognized for civil and labor lawsuits since their likelihood of loss is classified as possible or remote.